SPECTRA-PHYSICS, INC.
                             1335 Terra Bella Avenue
                         Mountain View, California 94043



                                        February 26, 2002

Via Edgar Transmission

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Spectra-Physics, Inc.
                  Filing of Form 15

Ladies and Gentlemen:

     Transmitted herewith for filing is a Form 15 of Spectra-Physics, Inc. (the "Company"). On February 25, 2002, a wholly-owned subsidiary (the "Merger Sub") of the Company's parent corporation, Thermo Electron Corporation, filed a Certificate of Merger with the Secretary of State of the State of Delaware, which evidences the consummation of the merger of the Merger Sub with and into the Company. As a result of the filing of the Certificate of Merger, the record ownership of the Company's outstanding common stock, $.01 par value per share, has been reduced to ownership by one person.

     The Company hereby requests acceleration of the effectiveness of this Form 15 to the earliest possible date. Please do not hesitate to contact me at (781) 622-1292 if you have any questions or comments regarding this filing.

                                        Very truly yours,



                                        /s/ John A. Piccione
                                        -----------------------------
                                            John A. Piccione
                                            Deputy General Counsel

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

     Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 000-23461

                              Spectra-Physics, Inc.
                              ---------------------
             (Exact name of registrant as specified in its charter)

                            1335 Terra Bella Avenue,
                        Mountain View, California, 94043
                                  650-961-2550
                                ----------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)       ( )         Rule 12h-3(b)(1)(ii)      ( )
        Rule 12g-4(a)(1)(ii)      ( )         Rule 12h-3(b)(2)(i)       ( )
        Rule 12g-4(a)(2)(i)       ( )         Rule 12h-3(b)(2)(ii)      ( )
        Rule 12g-4(a)(2)(ii)      ( )         Rule 15d-6                ( )
        Rule 12h-3(b)(1)(i)       (X)

                Approximate number of holders of record as of the
                         certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Spectra-Physics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 26, 2002                 Spectra-Physics, Inc.


                                        By:      /s/  Guy Broadbent
                                                 -------------------
                                                      Guy Broadbent
                                                      President